Formation

REC'D S.E.C.
DEC 2 8 2005
1086

SUPPL

file 82-2783

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

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Formation Capital Corporation Gives Notice of Warrant Extension

Vancouver, B.C., December 2, 2005 - Formation Capital Corporation (Formation, FCO-TSX) announced today that, further to its news release of November 11, 2005, it has given notice to the holders of 20,313,799 of its non-transferable common share purchase warrants issued December 5, 2003 (the "Warrants") of an extension of the Warrant expiry date from December 5, 2005 to September 15, 2006, subject to the Accelerated Expiry Date. No change in the exercise price of the Warrants is proposed.

Except for the non-arm's length holders of 160,000 Warrants, all of the holders of the Warrants are at arm's length to the Company. The Warrants and the certificates representing the Warrants outstanding immediately prior to 4:00 p.m. (Vancouver time) on December 5, 2005 will be amended to provide that each Warrant entitles the holder to purchase one common share without par value in the capital of Formation Capital Corporation at a price of $0.50 per share, as to 19,099,999 Warrants, and at a price of $0.35 per share, as to 1,213,800 Broker Warrants, until 4:00 p.m. (Vancouver time) on September 15, 2006, subject to the Accelerated Expiry Date. The extension of the expiry date of the Warrants held by non-arm's length holders is subject to shareholder approval. Notice of the extension of the Warrant expiry date has been sent to the holders of Warrants at the address of record for such holders.

Accelerated Expiry Date

In the event that the 10-day weighted average trading price of the Company's common shares on the TSX for any 10 consecutive trading days is $0.75 or more (the tenth such trading day being the "Determination") the expiry date of the Warrants will be accelerated to the thirtieth calendar day following the Determination (the "Accelerated Expiry Date"). The Company will forthwith on the Determination immediately notify the holders of the Warrants of the Accelerated Expiry Date. All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the holders.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

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PROCESSED
DEC 3 0 2006
THOMSON FINANCIAL

05013523

PROCESSED
DEC 3 0 2005
THOMSON FINANCIAL

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229,
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

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